UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14f-1

Under the Securities Exchange Act of 1934

Commission File Number: 000-31249

MOJAVE SOUTHERN, INC.

(Exact name of registrant as specified in its charter)

Nevada	88-0331369

(Jurisdiction of Incorporation)	(IRS Employer Identification No.)

3779 E. Desert Inn Road, Las Vegas, NV	89121

(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code:	(702) 451-2029

July 29, 2002

INTRODUCTION
ABOUT NYMA
VOTING SECURITIES
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
CHANGES IN CONTROL
LEGAL PROCEEDINGS
DIRECTORS AND EXECUTIVE OFFICERS
FAMILY RELATIONSHIPS
BUSINESS EXPERIENCE OF CURRENT DIRECTORS
BUSINESS EXPERIENCE OF INCOMING DIRECTORS
CERTAIN RELATED TRANSACTIONS AND RELATIONSHIPS
SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE
BOARD COMMITTEES AND OTHER BOARD INFORMATION
COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS
EMPLOYMENT AGREEMENTS
SIGNATURES

Mojave Southern, Inc.
Schedule 14f

INTRODUCTION

This Information Statement is being furnished by Mojave Southern, Inc. (the “Company” or “MS”) pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder, in connection with a change in the membership of the Board of Directors of the Company. This change will result upon the closing of an acquisition (“Acquisition”) by the Company of New York Medial Acquisition Corp., Inc. (“NYMA”), a privately held Delaware corporation pursuant to that certain Acquisition Agreement dated July 26, 2002 by and among the Company, NYMA and the shareholders of NYMA (the “Agreement”).

The Company has entered into the Agreement to acquire NYMA subject to the completion of the acquisition by NYMA of New York Medical Inc. (“NYMI”) and the mutual due diligence examination of the Company and NYMA. To accomplish the Acquisition, the Company will issue to the shareholders of NYMA an aggregate of 29,031,510 shares of its Common Stock, par value .001 per share (the “Acquisition Shares”) in exchange for the 29,031,510 shares of common stock of NYMA owned by the shareholders of NYMA. Upon the closing of the Acquisition (the “Effective Date”), the Company’s current directors (the “Outgoing Directors”) will resign and be replaced by new directors designated by NYMA (the “Incoming Directors”).

Following the Effective Date of the Acquisition, anticipated to occur no later than August 30, 2002, three Incoming Directors shall be appointed by NYMA to replace the Outgoing Directors of the Company. The change in directors is intended to be effective at the closing of the Acquisition, but no earlier than ten (10) days after the date on which this Information Statement is filed with the Securities and Exchange Commission (the “Commission”) and mailed to all holders of record of the Company’s Common Stock.

ABOUT NYMA

All information contained in this Statement and relating to NYMA has been provided to the Company by that entity. Said information has been provided to the Company in the course of negotiations for the transactions described herein. NYMA is a private Delaware corporation that was incorporated on March 22, 2002, and has entered into a Plan and Agreement of Reorganization with NYMI, pursuant to which NYMA shall acquire all of the issued and outstanding shares of NYMI. NYMI operates fixed medical locations and a growing contingent of more than fifty satellite sites throughout seven counties and boroughs of the greater metropolitan area of New York City; Nassau, Suffolk, Kings, Queens, Staten Island, Bronx and Manhattan. NYMI is a provider of outpatient diagnostic and rehabilitative healthcare services. The Company provides these services through its network of outpatient healthcare facilities, including outpatient rehabilitation facilities, diagnostic centers, medical centers and other healthcare facilities. The Company operates in five major medical specialties: neurology, internal medicine, orthopedics, physical medicine; and rehabilitation and pain management.

NYMI developed a new paradigm in the business of medicine. The current reimbursement methodology creates a need for more cost-effective/customer responsive healthcare delivery and doctors have conglomerated to maintain profitability through economies of scale while enhancing the quality of care. The resulting medical professional corporations (P.C.’s) eliminate overlapping costs, accumulate buying power, and capture a greater portion of medical dollars spent per patient. New York Medical defines this model. As of December 31, 2001, NYMI operated approximately 50 locations. Year-end results, as audited by Eisner LLP, for the year ending December 31, 2001 were as follows:

Stated in thousands (000’s)

Net Revenue:	$16,611
Operating Income:	$6,295
Income before income taxes:	$5,515	*
Net Income:	$3,253	*

*    Numbers are after a non-cash ESOP charge of $1,477,000.

The Financial Statements of NYMI for the fiscal years ended December 31, 2001 and 2000 are filed as an exhibit to this current report on Form 8K.

VOTING SECURITIES

There are currently 14,700,000 shares of the Company’s Common Stock outstanding. Each share of Common Stock entitles the holder thereof to one vote on each matter, which may come before a meeting of the shareholders. 8,975,000 shares of the Company’s common stock held by certain shareholders of the Company will be cancelled on or prior to the Effective Date. Upon the Effective Date, and following the issuance of the Acquisition Shares and the return to treasury of 8,975,000 shares, there will be 34,756,510 shares of the Company’s Common Stock outstanding, each of which will entitle the holder thereof to one vote on each matter, which may come before a meeting of the shareholders. The Company has no other securities, voting or nonvoting, outstanding.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the Company’s Common Stock as of the Effective Date by (i) each of the Incoming Directors; (ii) each named executive officer of the Company (as that term is defined in Item 402 (a)(3) of Regulation S-B; (iii) each person who will be the beneficial owner of more than five percent of the Company’s Common Stock and (iv) all of the Incoming Directors and executive officers as a group. All share ownership listed in the table is direct, unless otherwise indicated.

Name and address of	Amount and nature of
Beneficial owners	Beneficial Ownership	Percent of Class

Dr. Jonathan S. Landow* Director, President and Treasurer	17,000,000	48.9
Brian L. Landow* Director	- 0 -	- 0 -
Irwin S. Landow* Director and Secretary	- 0 -	- 0 -
All Executive Officers and Directors as a Group	17,000,000	48.9

*	The address of each incoming director is 2 Jericho Plaza, Wing B, Jericho, NY 11753

CHANGES IN CONTROL

At the Closing, in connection with the Agreement, the Company will issue an aggregate of 29,031,510 shares of Common Stock to the shareholders NYMA. At the same time, the current directors and officers shall resign their positions as directors and officers of the Company. At the Effective Date, and following delivery and filing of this amended Schedule 14f, the three Incoming Directors will become the sole members of the Board. As a result, the Company will have experienced a change in control.

The Company knows of no other arrangement or events, the happening of which will result in a change in control.

LEGAL PROCEEDINGS

No material legal proceedings, to which the Company is a party or to which the property of the Company is subject, is pending or is known by the Company to be contemplated. The Company is not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any Incoming Director, incoming executive officer, future beneficial owner or any affiliate of any such director, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

DIRECTORS AND EXECUTIVE OFFICERS

As described above, in connection with the Agreement, Ms. Nehls and Ms. Girard will resign as executive officers and directors of the Company as of the Effective Date. The following information relates to the Incoming Directors and officers who will become directors and officers upon the Effective Date and filing and delivery of this amended Schedule 14f:

Incoming Directors/Officers:	Age:	Position:

Jonathan S. Landow, M.D	42	Chairman, President, Chief Executive Officer, and Treasurer

Irwin S. Landow	73	Secretary and Director

Brian L. Landow	41	Director

Each of the Incoming Directors will serve a term of office which shall continue until the next annual meeting of shareholders and until his successor has been duly elected and qualified. Officers of the Company will serve at the pleasure of the Board of Directors.

FAMILY RELATIONSHIPS

Irwin S. Landow, an incoming Director and Secretary, is the father of Dr. Jonathan S. Landow, the incoming President, Treasurer and Director. Brian L. Landow, an incoming Director, is the brother of Dr. Landow.

BUSINESS EXPERIENCE OF CURRENT DIRECTORS

VIVIAN NEHLS, PRESIDENT, TREASURER AND DIRECTOR — has been a licensed nail technician in Las Vegas Nevada since 1993. Prior to becoming a nail technician, Mrs. Nehls was a sales manager for North American Enterprises in Las Vegas, Nevada, from 1989 to 1992.

NETTA GIRARD, TREASURER AND DIRECTOR — was born in England where she trained at the London School of Arts as an entertainer in Musical Comedy. After graduation, Mrs. Girard practiced her craft in both England and the United States. Mrs. Girard engaged in live performances, many of which were transmitted by the British Broadcast Corporation. After coming to the United States, Mrs. Girard became co-owner and operator of the “Johnny Dennis Show,” a musical comedy that enjoyed a prosperous run on stages in San Francisco, Los Angeles and Las Vegas.

BUSINESS EXPERIENCE OF INCOMING DIRECTORS

Jonathan S. Landow, MD
Chairman, Chief Executive Officer, President and Treasurer.

Dr. Landow began his medical career in internal medicine at a sizable practice affiliated with St. Luke’s/Roosevelt Medical Center in New York. Concurrent with a growing practice, Dr. Landow was engaged by several Wall Street firms as a healthcare expert and advisor to a variety of medical-related transactions. In 1993 Dr. Landow became a vice president of a venture capital firm specializing in investments in healthcare companies of $10 to $50 million. In 1994, Dr. Landow founded and is currently the President of New York Medical, Inc., a leading provider of practice management services in the New York metropolitan area. New York Medical’s specialty practices include internal medicine, physical and medical rehabilitation, neurology, orthopedics and physical therapy.

Dr. Landow obtained his medical doctorate from The University of Miami in 1986 and completed his postgraduate training at Lenox Hill Hospital in New York. He has practiced internal medicine since 1990. Dr. Landow received a Bachelor of Arts in Economics from Vassar College (1981) and a Master of Science degree in Nutrition from Columbia University (1982).

Brian Landow, Director

Brian Landow is the President and Chairman of the Board for Lanco Corporation (Hauppauge, NY), which is a promotional products and advertising specialty manufacturer. In addition, Lanco manufactures chocolate amenities for the hospitality industry. Brian is also the founder and Chairman of Paramount Chocolate Corporation, which manufactures premium chocolates to the upscale retail markets.

Between 1984-1988, he was president of East Coast Mold Corporation, a small vacuum molding company. Brian expanded its product lines and doubled its sales in two years. Some of the new products developed were used to form Lanco Corporation. East Coast Mold Corporation was sold for a significant profit to finance his new venture, Lanco Corporation.

He is founder of The Fathers for Children, which supports many programs for underprivileged kids. He also belongs to The Young Presidents’ Organization, Long Island Chapter.

Brian graduated from George Washington University with a Bachelor of Science in 1983.

Irwin S. Landow, Secretary, Director

Irwin Landow is the Vice President and Director for the Lanco Corporation (Hauppauge, NY), which is a promotional products and advertising specialty manufacturer.

Over the past five years, Lanco Corporation sales have increased well in excess of 300% and now rank in the top 40 in the Advertising Specialty Industry, which is a $17 billion market.

Prior to Lanco Corporation, Irwin Landow was Founder, President and Chairman of National Sonics Corporation, a high-tech company that manufactured ultrasonic instrumentation for the Petro-Chemical Industry and the Military.

Envirotech Corporation acquired National Sonics, which at the time, was a NYSE Fortune 500 Company that, subsequently, was acquired by Baker International.

After the Baker International acquisition, Irwin Landow was part of the executive team that consolidated three of the instrument divisions and formed a private company, Xertex Corporation. Irwin was a Vice President and Director of the Xertex Corporation.

Irwin Landow received his B.E.E. at the City College of New York in 1953, and an M.E.E. at the Northeastern University in 1961. Irwin continued his Graduate study at Columbia University and the Brooklyn Polytechnic Institute.

He received his NYS License in Engineering in 1957.

CERTAIN RELATED TRANSACTIONS AND RELATIONSHIPS

No family relationships exist among the current officers or directors of the Company. The following family relationships exist with respect to the Incoming Directors: Irwin S. Landow, an incoming Director and Secretary, is the Father of Dr. Jonathan S. Landow, the incoming President, Treasurer and Director; Brian L. Landow, an incoming Director, is the brother of Dr. Landow.

Initial Capitalization

On May 6, 1998, Mojave’s Board of Directors authorized an exempt offering pursuant to Rule 504 of Regulation D, through which, 200,000 common shares of Mojave were offered to the public at a cost of $0.25 per share. This exempt offering was fully subscribed between May 6, 1998, and June 30, 1998.

On February 29, 2000, Mojave and Norden Associates, Inc., a Nevada Corporation, completed a Stock Exchange Agreement whereby Mojave issued 200,000 of its restricted Common Shares in exchange for 100% of the issued and outstanding shares of Norden Associates, Inc. Norden Associates, Inc., owned and operated Netta’s Salon, which now is owned and operated by Mojave. Norden Associates, Inc.’s sole officer and director was Netta Girard, who, as part of the Stock Exchange Agreement was granted a seat on Mojave’s Board of Directors for a period of one year.

Miscellaneous

Norden Associates, Inc., a wholly owned subsidiary of the Company is a Nevada Corporation that was formed on March 17, 1987, as P.G. & T Service Co., Inc. P.G. & T. Service Co., Inc., changed its name to Norden Associates, Inc., on June 3, 1996. At the time of the Stock Exchange Agreement, Norden Associates, Inc., had only 100,000 shares issued and outstanding. Norden Associates, Inc., was a development stage company until early 1999. At such time, Netta Girard became the sole shareholder, officer and director of Norden Associates, Inc., and began the preparation and execution of the business plan for Netta’s Salon. Under the direction of Netta Girard, Netta’s Salon began operations. On May 12, 1999, Norden Associates, Inc., purchased all of the tangible and intangible assets of Bella Dona Hair and Nails for $22,000, a Las Vegas Beauty Salon that had been in operation for in excess of five years. As a result of the above stated agreement the Norden Associates, Inc. will be returned to Ms. Girard in consideration for the cancellation of her current stock position.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Based solely upon a review of Forms 3, 4 and 5 received by the Company pursuant to Rule 16(a)-3 of the 1934 Act, none of the officers, directors or beneficial owners of more than ten percent of any class of equity securities of the Company registered pursuant to Section 12 of the 1934 Act have failed to file on a timely basis, Forms 3, 4 or 5 as required by Section 16(a) during the most recent fiscal year or prior fiscal year.

BOARD COMMITTEES AND OTHER BOARD INFORMATION

The Board of Directors of the Company does not have an audit, nominating or compensation committee. Instead, the Board itself performs such functions. During the fiscal year ended December 31, 2001, the Board had three meetings. The Company did not have any disagreements with any of the Outgoing Directors.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Mrs. Nehls and Mrs. Girard have agreed to defer all salaries until the Company generates cash flow sufficient to meet its financial obligations. Their salaries will not accrue. The Company directors are reimbursed for reasonable expenses incurred in connection with attendance at meetings of the Board and of Committees of the Board; however, they do not receive any additional compensation for their services as directors. Accordingly, it may be necessary for us to compensate newly appointed directors in order to attract a quality governance team.

EMPLOYMENT AGREEMENTS

No such agreement(s) exists between any executive and the Company.

SIGNATURES

     In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Amended Report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOJAVE SOUTHERN, INC.

By:	/s/ Vivian Nehls

Vivian Nehls, President

Dated: July 29, 2002

EXHIBIT INDEX

Exhibit No.	Description

1	Financial statements of NYMI, dated December 31, 2001 and 2000.*
2	The Agreement whereby the Company acquires NYMA.*

*  Incorporated by reference from Mojave Southern, Inc.'s Form 8-K filed with the Securities and Exchange Commission on July 30, 2002.